**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66643 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/21__ AND ENDING __12/31/21__
                                         MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tessera Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

421 Penbrooke Drive, Suite 12B

(No. and Street)

| Penfield | NY | 14526 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Donna DiMaria | 585-364-3065 | donna.dimaria@tesseracapital.comn |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP

(Name – if individual, state last, first, and middle name)

| 185 Crossways Park Drive | Woodbury | NY | 11797 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/14/04 | | 2107 | |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Donna DiMaria _____ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tessera Capital Partners, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Deborah Assenzio
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AS6242673
Qualified in Monroe County
Commission Expires 6/6/2023

Notary Public

Signature:

Title: CEO

**This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# *Tessera Capital Partners, LLC*

*Statement of Financial Condition*

*December 31, 2021*

# Tessera Capital Partners, LLC
Table of Contents
December 31, 2021



# Weisberg, Molé, Krantz & Goldfarb, LLP
## Certified Public Accountants

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Tessera Capital Partners, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Tessera Capital Partners, LLC (a limited liability company) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tessera Capital Partners LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Tessera Capital Partners LLC's management. Our responsibility is to express an opinion on Tessera Capital Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tessera Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Weisberg, Molé, Krantz & Goldfarb, LLP*

We have served as the Tessera Capital Partners LLC's auditor since 2005.

Woodbury, New York
February 5, 2022

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

TESSERA CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 42,956 |
| Prepaid expenses | | 24,584 |
| Total assets | $ | 67,540 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 2,208 |
| Total liabilities | $ | 2,208 |
| Commitments and contingencies (note 4) | | |
| Members' Equity | $ | 65,332 |
| Total liabilities and members' equity | $ | 67,540 |

*The accompanying notes are an integral part of this financial statement.*

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Tessera Capital Partners, LLC ("the Company") in the preparation of the accompanying financial statements are as follows:

### Nature of Operations

The Company was formed in June 2004 in the State of Delaware and is a limited liability company. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides sales and marketing, marketing support, and client services for LLC's, LP's and/or investment managers with products, funds or strategies falling under the definition of Regulation D offerings, which includes products such as single strategy hedge funds, fund of fund vehicles and funds relating to real estate and private equity. In addition, the Company also provides investment advisory services. In addition, the Company operates a retail business and serves as mutual fund retailer on an applications basis and a broker selling variable life insurance or annuities.

### Revenue Recognition

As noted above, the Company enters into agreements to provide marketing and sales services to Investment Advisers ("Adviser") whereby the Company agrees to find prospective investors for the Adviser. Typically, the Company receives a fixed retainer for their marketing and sales efforts or may be reimbursed for certain related expenses. These agreements are generally terminatable by either party with sufficient cause and notification. Revenue from these agreements are recognized ratably over the period in which the services are rendered.

In the event the Adviser contracts to provide investment management services to such prospects, the Company may earn a fee based on the management fees charged by the Adviser. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company and the Adviser. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

### Income Taxes

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. Therefore, the Company's results of operations are presented without a provision for income taxes.

# Tessera Capital Partners, LLC
Notes to Financial Statement
December 31, 2021

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 5, 2022, which is the date the financial statement was issued, for possible disclosure and recognition in the financial statements.

### Concentrations and Credit Risk

The Company receives its fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. Such provisions provide for timely payments of this income to the Company. Accordingly, the Company is generally not exposed to credit risk.

### Off-Balance-Sheet Risk

The Company's bank account balances generally are not in excess of federally insured limits. At December 31, 2021, the Company does not hold any financial instruments with off-balance-sheet risk.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking and saving accounts.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $40,748 which was $35,748 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0542 to 1.

# Tessera Capital Partners, LLC
Notes to Financial Statement
December 31, 2021

## NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

## NOTE 4 – RIGHT-OF-USE ASSET AND LIABILITY & COMMITMENTS AND CONTIGENCIES

Office space was occupied under an operating lease with a two year term commencing September 1, 2019. This lease was effective through August 31, 2021. As discussed below, the Company's members are in the process of selling their entire interest in the entity. At December 31, 2021, the Company's physical location was in a transitory stage and, as of October, 2021, had ceased paying rent at their current location pending relocation by the new owners. The monthly rent prior to the sale was $1,105. Based on these terms, the Company has not recorded an Operating Right-of-Use Asset and a corresponding Operating Lease Liability as of December 31, 2021.

## NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

## NOTE 6 - PAYROLL PROTECTION PROGRAM LOAN

The Corona virus Aid, Relief, and Economic Security ("CARES") Act (the "Act") was signed into law on March 27, 2020 and provided for fast and direct economic assistance to small businesses adversely impacted by the COVID-19 pandemic. As part of the law, the Paycheck Protection Program ("PPP") was established to provide small businesses with financial resources needed to maintain their payroll and cover applicable overhead during a specified period of economic downturn. In April, 2020 the Company applied for and received a PPP loan from JP Morgan Chase Bank in the amount of $20,250. In 2021, the Company applied for an additional PPP loan for $20,080. The loans are administered and guaranteed by the Small Business Administration ("SBA"). Both loans were forgiven in 2021.

## NOTE 7 - SALE OF THE COMPANY

On October 6, 2021, the Company's members entered into an agreement to sell 100% of their membership interest. The closing will occur in two phases, the first occurring in 2021 and the final closing in early 2022. FINRA has approved the transaction. The new owners intend to continue the existing operations of the Company.



Member FINRA / SIPC, Registered with the SEC and MSRB

# Tessera Capital Partners, LLC Exemption Report

Tessera Capital Partners, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2021, without exception.

I, Donna B. DiMaria, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.



By:

Donna DiMaria

Title: CEO

Date: 2/5/2022



# Weisberg, Molé, Krantz & Goldfarb, LLP

*Certified Public Accountants*

**Report of Independent Registered Public Accounting Firm**

To the Management of
Tessera Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) Tessera Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tessera Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i) (the "exemption provisions") and (2) Tessera Capital Partners, LLC stated that Tessera Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2021 without exception. Tessera Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tessera Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Weisberg, Molé, Krantz & Goldfarb, LLP*

Woodbury, New York
February 5, 2022

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com